Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010 and Index Supplement dated August 31, 2010)	Filed Pursuant to Rule 433 Registration No. 333-169119 January 25, 2011

$ Autocallable Return Enhanced Notes due February 15, 2012 Linked to the S&P 500® Index Global Medium-Term Notes, Series A

General

•

The Notes are designed for investors who seek early exit prior to maturity if, on any one of the three review dates, the S&P 500® Index is at or above the Call Level specified below. If the Notes are not automatically called, investors will be fully exposed to any decline in the Index from the Initial Level to the Final Level. Investors should be willing to forgo interest and dividend payments and, if the Index declines over the term of the Notes, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing February 15, 2012†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about January 28, 2011†† (the “pricing date”) and are expected to issue on or about February 2, 2011†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Automatic Call:	On any review date, if the closing level of the Index on that review date is greater than or equal to the Call Level, the Notes will be automatically called for a cash payment per Note, determined as set forth under “Call Price” below.

Call Level:	[—], 104.25% of the Initial Level of the Index

Call Price:

If the Notes are redeemed pursuant to an Automatic Call, for every $1,000 principal amount Note, on the applicable Call Settlement Date, you will receive one payment of $1,000 plus a call premium equal to the maximum return on the Notes. Accordingly, upon an Automatic Call, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x Maximum Return]

Upside Leverage Factor:	2

Maximum Return:	8.50%

Payment at Maturity:

If the Notes are not called and a mandatory redemption is not triggered, you will receive a payment at maturity determined as follows:

If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the index return multiplied by two, subject to a maximum return on the Notes of 8.50%. For example, if the index return is 4.25% or more, you will receive the maximum return on the Note of 8.50%, which entitles you to the maximum payment of $1,085.00 for every $1,000 principal amount Note that you hold. Accordingly, if the index return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Index Return x 2)]

Your investment will be fully exposed to any decline in the Index. If the Final Level declines from the Initial Level, you will lose 1% of the principal amount of your Notes for every 1% that the Index declines beyond the Initial Level. Accordingly, if the index return is negative, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x Index Return]

You will lose some or all of your investment at maturity if the Final Level declines from the Initial Level.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the closing level of the Index on the pricing date.

Final Level:	The arithmetic average of the closing levels of the Index on each of the five averaging dates.

Review Dates†:	April 21, 2011 (first review date), July 21, 2011 (second review date) and October 21, 2011 (third review date)

Call Settlement Date†:	If the Notes are automatically called, payment will be made on the fifth business day after the applicable review date.

Averaging Dates†:	February 6, 2012, February 7, 2012, February 8, 2012, February 9, 2012 and February 10, 2012 (the “final averaging date”)

Maturity Date†:	February 15, 2012

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738KAC5 and US06738KAC53

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Asset or Variables (other than Commodities)” in the prospectus supplement.

††	Expected. In the event we make any change to the expected pricing date and issue date, the averaging dates and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-6 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately     %, is     %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan Placement Agent

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Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, the index supplement dated August 31, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 and the index supplement dated August 31, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

•	Index Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201630/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes Upon Automatic Call or at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return upon an automatic call or at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment upon an automatic call or at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume an Initial Level of 1,283.35, which results in a Call Level of 1,337.89. There will be only one payment on the Notes whether called or at maturity. An entry of “N/A” indicates that the Notes would not be called on the applicable review date and no payment would be made for such date. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

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Automatic Call					No Automatic Call
Index Level[1]	Index Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Third Review Date	Index Return	Total Return at Maturity
2,310.03	80.00%	8.50%	8.50%	8.50%	80.00%	8.50%
2,181.70	70.00%	8.50%	8.50%	8.50%	70.00%	8.50%
2,053.36	60.00%	8.50%	8.50%	8.50%	60.00%	8.50%
1,925.03	50.00%	8.50%	8.50%	8.50%	50.00%	8.50%
1,796.69	40.00%	8.50%	8.50%	8.50%	40.00%	8.50%
1,668.36	30.00%	8.50%	8.50%	8.50%	30.00%	8.50%
1,540.02	20.00%	8.50%	8.50%	8.50%	20.00%	8.50%
1,411.69	10.00%	8.50%	8.50%	8.50%	10.00%	8.50%
1,347.52	5.00%	8.50%	8.50%	8.50%	5.00%	8.50%
1,337.89	4.25%	8.50%	8.50%	8.50%	4.25%	8.50%
1,309.02	2.00%	N/A	N/A	N/A	2.00%	4.00%
1,296.18	1.00%	N/A	N/A	N/A	1.00%	2.00%
1,283.35	0.00%	N/A	N/A	N/A	0.00%	0.00%
1,219.18	-5.00%	N/A	N/A	N/A	-5.00%	-5.00%
1,155.02	-10.00%	N/A	N/A	N/A	-10.00%	-10.00%
1,090.85	-15.00%	N/A	N/A	N/A	-15.00%	-15.00%
1,026.68	-20.00%	N/A	N/A	N/A	-20.00%	-20.00%
898.35	-30.00%	N/A	N/A	N/A	-30.00%	-30.00%
770.01	-40.00%	N/A	N/A	N/A	-40.00%	-40.00%
641.68	-50.00%	N/A	N/A	N/A	-50.00%	-50.00%
513.34	-60.00%	N/A	N/A	N/A	-60.00%	-60.00%
385.01	-70.00%	N/A	N/A	N/A	-70.00%	-70.00%
256.67	-80.00%	N/A	N/A	N/A	-80.00%	-80.00%
128.34	-90.00%	N/A	N/A	N/A	-90.00%	-90.00%
0	-100.00%	N/A	N/A	N/A	-100.00%	-100.00%

[1]

“Index Level” in table set forth above represents the hypothetical closing level of the Index on the applicable review date or, in the event the Notes are not called, the Index Level represents the hypothetical Final Level of the Index.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Level of 1,283.35 to a closing level of 1,540.02 on the first review date.

Because the closing level on the first review date of 1,540.02 is greater than the Call Level of 1,337.89, the Notes are automatically called, and the investor receives a single payment of $1,085.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 x Maximum Return]

$1,000 + [$1,000 x 8.50%] = $1,085.00

Example 2: The level of the Index decreases from the Initial Level of 1,283.35 to a closing level of 1,219.18 on the first review date and 1,155.02 on the second review date. The level of the Index increases to a closing level of 1,296.18 on the third review date and to a Final Level of 1,309.02.

Because the closing level of the Index on each of the review dates is less than the corresponding Call Level of 1,337.89, the Notes are not called. Because the Final Level of 1,309.02 is greater than the Initial Level of 1,283.35 and the index return of 2.00% multiplied by 2 does not exceed the maximum return of 8.50%, the investor receives a payment at maturity of $1,040.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (Index Return x 2)]

$1,000 + [$1,000 x (2.00% x 2)] = $1,040

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Example 3: The level of the Index decreases from the Initial Level of 1,283.35 to a closing level of 1,219.18 on the first review date and 1,155.02 on the second review date. The level of the Index increases to a closing level of 1,296.18 on the third review date and then decreases to a Final Level of 1,155.02.

Because the closing level of the Index on each of the review dates is less than the corresponding Call Level of 1,337.89, the Notes are not called. Because the Final Level of 1,155.02 is less than the Initial Level of 1,283.35, the index return is negative and the investor will receive a payment at maturity of $900.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Index Return]

$1,000 + [$1,000 x -10.00%] = $900.00

Example 4: The level of the Index decreases from the Initial Level of 1,283.35 to a closing level of 1,219.18 on the first review date and 1,155.02 on the second review date. The level of the Index increases to a closing level of 1,296.18 on the third review date and to a Final Level of 1,540.02.

Because the closing level of the Index on each of the review dates is less than the corresponding call level of 1,337.89, the Notes are not called. Because the index return of 20.00% multiplied by 2 exceeds the maximum return of 8.50%, the investor receives a payment at maturity of $1,085.00 per $1,000 principal amount Note, which is the maximum payment on the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The review dates, averaging dates, maturity date, payment at maturity and the reference asset are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” with respect to the reference asset; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•

Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is just over one year, the Notes will be called before maturity if the closing level of the Index is at or above the Call Level on a review date. Upon an automatic call, you will be entitled to the maximum return on the Notes, as set forth on the cover of this free writing prospectus.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Equity Indices— S&P 500® Index” in the index supplement.

•

Certain U.S. Federal Income Tax Considerations— Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be short-term capital gain or loss if you have a holding period in respect of your Notes of no more than one year, and otherwise should generally be long-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

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For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks discussed under the headings above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. Your investment will be fully exposed to any decline in the Final Level as compared to the Initial Level if the Notes are not called on one of the three review dates.

•

Limited Return on the Notes—If the closing level of the Index equals or exceeds the Call Level on any review date or if the Final Level is greater than the Initial Level, for each $1,000 principal amount Note, you will receive upon an automatic call or at maturity, as applicable, $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the maximum return, which is equal to 8.50%. In addition, the closing level of the Index at various times during the term of the Notes could be higher than the closing level on the review dates or the averaging dates, and you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index or the component stocks of the Index.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

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•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until redemption or maturity and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Reinvestment risk—If your Notes are automatically called, the term of the Notes could be less than three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are called prior to the maturity date.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 2, 2002 through January 21, 2011. The Index closing level on January 21, 2011 was 1,283.35.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the review dates or averaging dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10.00 per $1,000 principal amount Note.

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